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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F


I.       GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

         [X]   MERGER

         [ ]   LIQUIDATION

         [ ]   ABANDONMENT OF REGISTRATION

               (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]   Election of status as a BUSINESS DEVELOPMENT COMPANY
               (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund:  The Treasury Money Market Portfolio

3.       Securities and Exchange Commission File No.: 811-8077

4.       Is this an initial Form N-8F or an amendment to a previously filed
         Form N-8F?

         [X]   Initial Application       [ ]   Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         J.P. Morgan Investment Management Inc.
         522 Fifth Avenue
         New York, NY 10036

6. Name, address, and telephone number of individual the Commission staff should contact with any questions Regarding this form:

         Avery P. Maher, Esq.
         J.P. Morgan Investment Management Inc.
         522 Fifth Avenue
         New York, New York 10036
         212-837-1711

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund Records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270..31a-1, .31a-2]:

         J.P. Morgan Investment Management Inc.
         522 Fifth Avenue
         New York, New York  10036
         212-837-1711
         Attn:  Avery P. Maher, Esq.
         (relating to its functions as investment adviser)

         JPMorgan Funds Management, Inc.
         (formerly known as One Group Administrative Services, Inc.) 1111 Polaris Parkway

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         Columbus, Ohio 43240
         (relating to its functions as administrator)


         JPMorgan Distribution Services, Inc.
         (formerly known as One Group Dealer Services, Inc.)
         1111 Polaris Parkway
         Columbus, Ohio 43240
         (relating to its functions as distributor)

         Boston Financial Data Services, Inc.
         2 Heritage Drive
         North Quincy, Massachusetts 02171
         (relating to its functions as transfer agent)

         NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31a-1 AND 31a-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.       Classification of fund (check only one):

         [X]   Management company;

         [ ]   Unit investment trust; or

         [ ]   Face-amount certificate company.

9. Sub classification if the fund is a management company (check only one):

         [X]   Open-end      [ ]   Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts):

         Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         J.P. Morgan Investment Management Inc.
         522 Fifth Avenue
         New York, New York 10036

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         Funds Distributor, Inc.
         60 State Street
         Suite 1300
         Boston, Massachusetts 02109

13.      If the fund is a unit investment trust ("UIT") provide:

         (a)   Depositor's name(s) and address(es):

         (b)   Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

         [ ]   Yes           [X]   No

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         If Yes, for each UIT state:

               Name(s):

               File No.:  811-___________

               Business Address:

15.      (a)   Did the fund obtain approval from the board of directors
               concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               [X]   Yes           [ ]   No

               If Yes, state the date on which the board votes took place:

               March 27, 2001

               If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               [X]   Yes           [ ]   No

               If Yes, state the date on which the shareholder vote took place:

               July 3, 2001

               If No, explain:


II.      DISTRIBUTION TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X]   Yes           [ ]   No

         (a) If Yes, list the date(s) on which the fund made those distributions: September 1, 2001

         (b)   Were the distributions made on the basis of net assets?

               [X]   Yes           [ ]   No

         (c)   Were the distributions made PRO RATA based on share ownership?

               [X]   Yes           [ ]   No

         (d) If No to (b) or (c) above, describe the method of distribution to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e)   LIQUIDATIONS ONLY:

               Were any distributions to shareholders made in kind?

               [ ]   Yes           [ ]   No

               If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      CLOSED-END FUNDS ONLY:
         Has the fund issued senior securities?

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         [ ]   Yes           [ ]   No

         If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.      Has the fund distributed ALL of its assets to the fund's shareholders?

         [X]   Yes           [ ]   No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ]   Yes           [X]   No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

         [ ]   Yes           [X]   No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form if filed:

         (b)   Why has the fund retained the remaining assets?

         (c)   Will the remaining assets be invested in securities?

               [ ]   Yes           [ ]   No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ]   Yes           [X]   No

         If Yes,

         (a)   Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)   List the expenses incurred in connection with the Merger or
               Liquidation: The fund had no expenses because all merger expenses were paid by the adviser.


               (i)    Legal expenses:                $       0
                                                      --------

               (ii)   Accounting expenses:           $       0
                                                      --------

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               (iii)  Other expenses (list and identify separately):
                           Printing                  $       0
                                                      --------
                           Proxy Solicitation        $       0
                                                      --------
                           Mailing                   $       0
                                                      --------
                           Any Others (specify)      $       0
                                                      --------

               (iv)   Total expenses (sum of lines (i)-(iii) above):   $       0
                                                                        --------

         (b)   How were those expenses allocated?

               The total expenses were paid by the adviser, J.P. Morgan Chase & Co. ("JPMC")

         (c)   Who paid those expenses?  JPMC

         (d) How did the fund pay for unamortized expenses (if any)? JPMC paid any unamortized expenses (if any).

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [ ]   Yes           [X]   No

         If Yes, cite the release numbers of the Commission's note and order or, if no notice or order has been issued, the file number and date the application was filed:


IV.      CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

         [ ]   Yes           [X]   No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]   Yes           [X]   No

         If Yes, describe the nature and extent of those activities:


V.       MERGERS ONLY

26.      (a)   State the name of the fund surviving the Merger:  JPMorgan
               Treasury Plus Money Market Fund (formerly Chase Vista Treasury
               Plus Money Market Fund)

         (b) State the Investment Company Act file number of the fund surviving the Merger: 811-8358

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: N-14; (J.P.Morgan Treasury Money
               Market Reserves Fund) 333-58998; May 15, 2001; and N-14; (J.P.Morgan Institutional Treasury Money Market Fund)
               333-58964; May 11, 2001; and N-14; (J.P.Morgan Institutional Service Treasury Money Market Fund) 333-58892; May 11, 2001

         (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                 VERIFICATION

         The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of

1940 on behalf of The Treasury Money Market Portfolio, (ii) he or she is the
                  -----------------------------------
                             (Name of Fund)

Assistant Secretary of JPMorgan Treasury Plus Money Market Fund, and (iii)
-------------------    ----------------------------------------
      (Title)                        (Name of Fund)

all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form

N-8F application are true to the best of his or her knowledge, information,

and belief.

                                            /s/Avery P. Maher
                                            -------------------
                                            Avery P. Maher
                                            Assistant Secretary

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